Filed by Nextel Communications, Inc.
Pursuant to Rule 425 under the Securities Act of
1933 and Deemed Filed under Rule 14a-12 of the
Securities Exchange Act of 1934

Subject Company: Nextel Communications, Inc.
Commission File No. 0-19656

M E M O R A N D U M

TO:	All Nextel and Sprint Employees

FROM:	Tim Donahue, Chief Executive Officer, Nextel
Gary Forsee, Chairman and Chief Executive Officer, Sprint
Len Lauer, President and Chief Operating Officer, Sprint
Tom Kelly, Chief Operating Officer, Nextel

DATE:	February 14, 2005

RE:	Sprint Nextel executive team named

We are pleased to announce the following appointments to the new executive team for Sprint Nextel, effective upon the closing of the merger transaction.

Reporting to Tim Donahue – Sprint Nextel Chairman-designate:

•	Bob Foosaner, senior vice president and chief regulatory officer for Nextel has been named to lead regulatory and government affairs.

•	Len Kennedy, senior vice president and general counsel for Nextel has been named general counsel.

•	Claudia Toussaint, vice president corporate governance and ethics, and corporate secretary for Sprint; has been named corporate secretary and will lead governance and corporate responsibility.

Reporting to Gary Forsee – Sprint Nextel President and CEO-designate:

•	Mike Fuller, president and COO of Sprint’s Local Telecommunications Division has been designated to become chief operating officer of SpinCo.

•	Jim Kissinger, senior vice president human resources for Sprint has been named to lead human resources.

•	Outside candidates will be pursued for the CEO of SpinCo and for the Sprint Nextel corporate communications lead.

Reporting to Len Lauer – Sprint Nextel COO-designate:

•	Mark Angelino, senior vice president, Industry Sales and Services for Nextel has been named to lead the Sprint Nextel Business Solutions organization.

•	Tim Kelly, president, Sprint Consumer Solutions has been named to lead the Sprint Nextel Consumer Solutions organization

Within their respective business units, Angelino and Kelly will drive all sales operations, distribution management, customer service and support, product marketing, marketing acquisition, marketing retention, customer lifecycle management, customer satisfaction and tactical pricing.

•	Dick LeFave, CIO and senior vice president for Nextel has been named chief information officer, and will be responsible for all systems management, applications development, enterprise services, system architecture and strategy.

•	Mark Schweitzer, senior vice president, marketing for Nextel has been named chief marketing officer, and will lead all brand, sponsorships, advertising, strategic pricing, marketing communications, market research, wholesale strategy, business planning and development.

•	Oliver Valente, vice president, technology development & chief technology officer for Sprint has been named to lead the development organization responsible for product development and management, handset design, procurement and product usability.

•	Kathryn Walker, executive vice president, network service for Sprint has been named to lead network operations, and will be responsible for technology planning, design and deployment, network design and management, and service delivery and assurance.

Making executive staffing decisions was a challenge because both Sprint and Nextel have extremely talented leadership teams. Those incumbent executives who were not appointed to the executive team will continue their strong leadership by serving in their current capacity within the two separate companies and driving performance in their respective organizations to meet 2005 objectives.

The newly named executives and incumbents will be working together and reaching out to communicate within their organizations at Sprint and Nextel in the coming weeks. They also will be involved with designing the new structure of their functional organizations to assure a smooth transition after the merger closes.

Finally, we recognize that these executive appointments could increase the speculation on the location of the corporate offices for these organizations once the new company is formed – Kansas City or Reston. We want to reiterate that while there may be some executive relocation to either city, and in some cases executives will maintain a presence in both offices, we are still in the process of defining the structures as we work through the integration planning process.

These announcements are an important step in the planning process to prepare us to fully realize the potential we are creating for Sprint Nextel and the spin-off of Sprint’s local telecommunications organization when the merger and spin-off are finalized. Please join us in congratulating these leaders on their appointments, and in supporting them fully as they take on these new roles.

Safe Harbor

“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995. A number of the matters discussed in this presentation that are not historical or current facts deal with potential future circumstances and developments, in particular, information regarding the new company, including expected synergies resulting from the merger of Sprint and Nextel, combined operating and financial data, future technology plans, and whether and when the transactions contemplated by the merger agreement will be consummated. The discussion of such matters is qualified by the inherent risks and uncertainties surrounding future expectations generally, and also may materially differ from actual future experience involving any one or more of such matters. Such risks and uncertainties include: the failure to realize capital and operating expense synergies; the result of the review of the proposed merger by various regulatory agencies, and any conditions imposed on the new company in connection with consummation of the merger; approval of the merger by the stockholders of Sprint and Nextel and satisfaction of various other conditions to the closing of the merger contemplated by the merger agreement; and the risks that are described from time to time in Sprint’s and Nextel’s respective reports filed with the SEC, including each companies annual report on Form 10K for the year ended December 31, 2003 and quarterly report on Form 10Q for the quarterly period ended September 30, 2004 as such reports may have been amended. This presentation speaks only as of its date, and Sprint and Nextel each disclaims any duty to update the information herein.
Additional Information and Where to Find It
      In connection with the proposed transaction, a registration statement on Form S4 will be filed with the SEC. SHAREHOLDERS OF SPRINT AND SHAREHOLDERS OF NEXTEL ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/ PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMBINATION. The final joint proxy statement/prospectus will be mailed to shareholders of Sprint and shareholders of Nextel. Investors and security holders will be able to obtain the documents free of charge at the SEC’s web site, www.sec.gov, from Sprint Investor Relations at, 913794 1126, or from Nextel Investor Relations at, 7034334300.
Participants In Solicitation
      Sprint, Nextel and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the combination. Information concerning Sprint’s participants is set forth in the proxy statement, dated, March 16, 2004, for Sprint’s 2004 annual meeting of shareholders as filed with the SEC on Schedule 14A. Information concerning Nextel’s participants is set forth in the proxy statement, dated April 2, 2004, for Nextel’s 2004 annual meeting of shareholders as filed with the SEC on Schedule 14A. Additional information regarding the interests of participants of Sprint and Nextel in the solicitation of proxies in respect of the combination will be included in the registration statement and joint proxy statement/prospectus to be filed with the SEC.